Mail Stop 4561

February 12, 2009

Timothy M. Leyden
Executive Vice President and
Chief Financial Officer
Western Digital Corporation
20511 Lake Forest Drive
Lake Forest, California 92630

>   **Re: Western Digital Corporation**
>   **Form 10-K for Fiscal Year Ended June 27, 2008**
>   **Filed August 20, 2008**
>   **Form 10-Q for the Quarterly Period Ended December 26, 2008**
>   **Filed January 29, 2009**
>   **Form 8-K filed December 17, 2008**
>   **File No. 001-08703**

Dear Mr. Leyden:

        We have reviewed your response letter dated December 23, 2008 in connection
with the above-referenced filings and have the following comments. If indicated, we
think you should revise your document in response to these comments. If you disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with supplemental information so we may
better understand your disclosure. After reviewing this information, we may raise
additional comments. Unless otherwise noted, where prior comments are referred to they
refer to our letter dated December 19, 2008.

Form 10-Q for the Quarterly Period Ended December 26, 2008

Note 9. Restructuring, page 12

1.   We note in your response to our prior comment 2 that you determined a triggering
        event occurred in the second quarter of fiscal 2009 resulting in a reassessment of
        goodwill, which you expected to complete prior to filing the Form 10-Q for the
        second quarter of fiscal 2009. We have reviewed the December 26, 2008 Form
        10-Q and note that no impairment of goodwill was recorded. Provide us with the
        details of your impairment analysis that supports the current value of your
        goodwill. Further, we note that in December 2008 the Company announced a

restructuring plan that includes the closure of one of the hard drive manufacturing facilities in Thailand and the closure or disposal of one of the substrate manufacturing facilities in Malaysia, both of which were acquired as part of the Komag acquisition, which contributed to a significant amount of the goodwill balance. Please explain further how you considered this restructuring plan when analyzing your goodwill for impairment.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief